Exhibit 99.1

Navios Maritime Acquisition Corporation Announces Acquisition and Delivery of a VLCC

PIRAEUS, GREECE — 08/13/13 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an owner and operator of tanker vessels, announced today the acquisition and delivery of the Nave Celeste, a 298,717 dwt VLCC, built in 2003 in South Korea, for a purchase price of $35.4 million. The acquisition price was funded from cash on the balance sheet.

The Nave Celeste will be assuming the existing charter of the Shinyo Navigator with a remaining period of 3.3 years and a charter rate of $42,705 (net) per day. Navios Acquisition is assessing market opportunities for the Shinyo Navigator, a 1996-built VLCC with a current value of about $22.0 million.

Impact on Navios Acquisitions 8 5/8% Secured Bond Due 2017

As a result of this transaction, the Shinyo Navigator will be substituted by the Nave Celeste as collateral under the bonds due in 2017, with the net result that additional collateral, estimated at $13.0 million, will be added to the existing collateral package.

Angeliki Frangou, Chairman and Chief Executive Officer of the Navios Acquisition, stated, “We were able to replace an aging vessel with a much younger vessel, having 7 more years of useful life with only nominal additional cost, considering the need for dry docking and the consequential off hire.”

Angeliki Frangou continued, “By this transaction, we also added an estimated $13.0 million of additional collateral to the security for our bonds to the benefit of our bondholders.”

Fleet Update

Navios Acquisition currently owns 41 vessels: 29 product tankers, 4 chemical tankers and 8 VLCC.

Navios Acquisition has contracted 92.1% and 60.4% of its available days on a charter-out basis for 2013 and 2014, respectively.

The average charter-out period of Navios Acquisition’s fleet is 2.4 years.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, competitive factors in the market in which Navios Acquisition operates; Navios Acquisition’s ability to maintain or develop new and existing customer relationships, including its ability to enter into charters for its vessels; risks associated with operations outside the United States; and other factors listed from time to time in Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Relations Contact

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com